December 15, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street N.E.
Washington, D.C. 20549

Attn:    Ms. Kathryn Jacobson
Mr. Robert Littlepage

Re:     Illinois Tool Works, Inc.
Form 10-K for the Year Ended December 31, 2020
Filed February 12, 2021
Form 10-Q for the Quarter Ended September 30, 2021
Filed October 29, 2021
Response dated October 6, 2021
File No. 001-04797

Dear Ms. Jacobson and Mr. Littlepage:

Illinois Tool Works Inc. (the "Company" or "ITW") hereby submits its response to your comment letter dated December 2, 2021 with respect to the Company's Form 10-K for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission (the "Commission") on February 12, 2021, Form 10-Q for the quarter ended September 30, 2021 filed with the Commission on October 29, 2021, and the Company's Response dated October 6, 2021. To facilitate your review, the full text of each of your comments is set forth below in italics followed by ITW’s response.

Form 10-Q for the Quarter Ended September 30, 2021
After-tax Return on Invested Capital, page 28
1.We note your response to comment 2. Since the numerator of the subject non-GAAP measure is an after-tax measure of profitability, the most comparable measure appears to be net income. However, it is unclear to us what the most comparable GAAP measure would be to the mix of net assets that you used to calculate average invested capital. Accordingly, please provide:
•a reconciliation of each non-GAAP financial measure used in the calculation of the ROIC to its most comparable GAAP measure; and
•the ratio as calculated using the most directly comparable GAAP financial measure.

Refer to Item 10(e)(1)(i) of Regulation S-K and footnote 27 of the Final Rule: Conditions for Use of Non-GAAP Financial Measures.

ITW Response:

In future filings, the Company will revise its disclosures to include a reconciliation of net income to operating income after taxes. The Company defines invested capital as the net assets of the Company, other than cash and equivalents and outstanding debt which do not represent capital investment in the Company’s operations. Invested capital is a measure calculated using only GAAP-reported amounts directly from the Statement of Financial Position without adjustment. As a result of using only GAAP-reported amounts in the denominator, the Company believes that the most directly comparable ratio to After-tax ROIC calculated using GAAP measures is net income to average invested capital, and the Company will revise its disclosures in future filings to include the ratio of net income to average invested capital. The expanded disclosure using the After-tax ROIC disclosure from the Company's Form 10-Q for the quarter ended September 30, 2021 is as follows, with the new disclosures underlined:

"After-tax Return on Average Invested Capital

The Company uses after-tax return on average invested capital ("After-tax ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. After-tax ROIC is not defined under U.S. generally accepted accounting principles ("GAAP"). After-tax ROIC is a non-GAAP financial measure that the Company believes is a meaningful metric to investors in evaluating the Company's ~~financial performance~~ ability to generate returns from cash invested in its operations and may be different than the method used by other companies to calculate After-tax ROIC. The Company defines After-tax ROIC as operating income after taxes divided by average invested capital, which is annualized when presented in interim periods. ~~Operating income and each of the invested capital balances are the GAAP amounts reported in the Company's financial statements.~~ Operating income after taxes is a non-GAAP measure consisting of ~~operating income as reported in the Company's financial statements less income taxes calculated based on the Company's effective rate for the period~~ net income before interest expense and other income (expense), on an after-tax basis, which are excluded as they do not represent returns generated by the Company's operations. For comparability, the Company also excluded the discrete tax benefit of $21 million in the third quarter of 2021 and the discrete tax benefit of $112 million in the second quarter of 2021 from net income and the effective tax rate for the three and nine month periods ended September 30, 2021. Total invested capital represents the net assets of the Company, other than cash and equivalents and outstanding debt which do not represent capital investment in the Company's operations. ~~Average invested capital is calculated using balances at the start of the period and at the end of each quarter within each of the periods presented. After-tax ROIC is calculated by dividing operating income after taxes by average invested capital for the period presented, and is annualized for interim periods.~~ The most comparable GAAP measure to operating income after taxes is net income. After-tax ROIC and net income to average invested capital for the third quarter and year-to-date periods of 2021 and 2020 ~~was~~ were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Dollars in millions	2021	2020	2021	2020
Numerator:
Net income	$639	$582	$2,085	$1,467
Discrete tax benefit related to the third quarter 2021	(21)	—	(21)	—
Discrete tax benefit related to the second quarter 2021	—	—	(112)	—
Interest expense, net of tax (1)	38	41	118	120
Other income, net of tax (1)	(9)	(2)	(34)	(27)
Operating income after taxes	$647	$621	$2,036	$1,560

Denominator:
Invested capital:
Cash and equivalents	$1,987	$2,169	$1,987	$2,169
Trade receivables	2,729	2,494	2,729	2,494
Inventories	1,524	1,149	1,524	1,149
Net plant and equipment	1,744	1,736	1,744	1,736
Goodwill and intangible assets	5,293	5,405	5,293	5,405
Accounts payable and accrued expenses	(1,964)	(1,784)	(1,964)	(1,784)
Debt	(7,551)	(7,945)	(7,551)	(7,945)
Other, net	(269)	(527)	(269)	(527)
Total net assets (stockholders' equity)	3,493	2,697	3,493	2,697
Cash and equivalents	(1,987)	(2,169)	(1,987)	(2,169)
Debt	7,551	7,945	7,551	7,945
Total invested capital	$9,057	$8,473	$9,057	$8,473

Average invested capital (2)	$9,084	$8,394	$8,912	$8,536

Net income to average invested capital (3)	28.1%	27.7%	31.2%	22.9%
After-tax return on average invested capital (3)	28.5%	29.6%	30.5%	24.4%

(1) Effective tax rate used for interest expense and other income (expense) for the three months ended September 30, 2021 and 2020 was 23.4% and 21.3%, respectively, and 22.9% and 22.0% for the nine months ended September 30, 2021 and 2020, respectively.

(2) Average invested capital is calculated using the total invested capital balances at the start of the period and at the end of each quarter within each of the periods presented.

(3) Returns for the three months ended September 30, 2021 and 2020 were converted to an annual rate by multiplying the calculated return by 4. Returns for the nine months ended September 30, 2021 and 2020 were converted to an annual rate by dividing the calculated return by 3 and multiplying by 4.

A reconciliation of the tax rate for the three and nine month periods ended September 30, 2021, excluding the third quarter 2021 discrete tax benefit of $21 million related to the utilization of capital losses and the second quarter 2021 discrete tax benefit of $112 million related to a change in the U.K. income tax rate, is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021		September 30, 2021
Dollars in millions	Income Taxes	Tax Rate	Income Taxes	Tax Rate
As reported	$167	20.8%	$449	17.7%
Discrete tax benefit related to the third quarter 2021	21	2.6%	21	0.8%
Discrete tax benefit related to the second quarter 2021	—	—%	112	4.4%
As adjusted	$188	23.4%	$582	22.9%

Refer to Note 4. Income Taxes in Item 1. Financial Statements for further information regarding the second and third quarter 2021 discrete tax benefits."

If you have any questions regarding any of the above response, please do not hesitate to contact the undersigned at 224-661-7414.

Sincerely,

/s/ Randall J. Scheuneman

Vice President & Chief Accounting Officer
Illinois Tool Works Inc.
155 Harlem Avenue
Glenview, IL 60025